Exhibit 12a
UniSource Energy Corporation
Computation of Ratio of Earnings to Fixed Charges

	6 Months Ended	12 Months Ended	12 Months Ended
	June 30,	June 30,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2010	2010	2009	2008	2007	2006	2005
	- Thousands of Dollars -
Fixed Charges:
Interest on Long-Term Debt	$31,056	$59,828	$58,134	$70,227	$73,095	$75,039	$76,762
Other Interest (1)	1,510	$3,547	3,468	1,837	5,480	7,922	3,153
Interest on Capital Lease Obligations	26,546	$54,564	53,682	57,272	64,499	72,586	79,098
Estimated Interest Portion of Rental Expense	125	$297	345	188	258	326	391

Total Fixed Charges	$59,237	$118,236	$115,629	$129,524	$143,332	$155,873	$159,404

Net Income	$45,513	$113,577	$104,258	$14,021	$58,373	$67,447	$46,144

Add:
Discontinued Operations Loss — Net of Tax	—	—	—	—	—	1,796	5,483
Cumulative Effect of Accounting Change Loss — Net of Tax	—	—	—	—	—	—	626

Net Income from Continuing Operations	45,513	113,577	104,258	14,021	58,373	69,243	52,253

Add (Deduct):
(Income) Losses from Equity Investees	5,168	6,849	1,834	713	340	(210)	(2,113)
Income Taxes	28,735	70,517	64,348	16,976	39,079	43,936	37,623
Total Fixed Charges	59,237	118,236	115,629	129,524	143,332	155,873	159,404

Total Earnings before Taxes and Fixed Charges	$138,653	$309,179	$286,069	$161,234	$241,124	$268,842	$247,167

Ratio of Earnings to Fixed Charges	2.341	2.615	2.474	1.245	1.682	1.725	1.551

(1)	Excludes recognition of Allowance for Borrowed Funds Used During Construction.